

September 12, 2012

Via E-mail
Raymond J. Sims
Executive Vice President and Chief Financial Officer
Financial Engines, Inc.
1050 Enterprise Way; 3rd Floor
Sunnyvale, CA 94089

     Re: **Financial Engines, Inc.**
             Form 10-K for the Year Ended December 31, 2011
             Filed February 22, 2012
             File No. 1-34636

Dear Mr. Sims:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Changes in AUM, page 38

2. Please revise your table on the top of page 38 to separately disclose new enrollments from voluntary and involuntary cancellations. Please also disclose fluctuations in AUM due to market movements separate from other AUM changes. This will help investors to better

differentiate between changes in the AUM that are the result of the market overall (i.e.: market performance) as compared to changes that are more specific to your business.

3. As a related matter, please revise to disclose, to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known cancellations and/or notices of expected cancellations. If you are not aware of any such changes, please revise to disclose that as well.

Critical Accounting Estimates, page 40

Income Taxes, page 42

4. We note that prior to September 30, 2010 you maintained a full valuation allowance for your net deferred tax assets, since the likelihood of realization of those assets had not become more likely than not. Effective September 30, 2010 you believed that sufficient possible evidence existed from historical operations and future income projections to conclude that it was more likely than not to fully realize your federal deferred tax assets and to partially realize your state of California deferred tax assets. Please provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosures address each of the following points, as appropriate:

  - To the extent that you are relying on future pre-tax income, please disclose the amount of pre-tax income that needs to be generated to realize your deferred tax assets. Please also include an explanation of the anticipated future trends included in your projections of future taxable income.
  - If you are relying on the reversal of existing deductible temporary differences to support the realizability of your deferred tax assets, please disclose that the deferred tax liabilities you are relying on are of the same character and will reverse in both the same period and jurisdiction as the temporary differences giving rise to the deferred tax.
  - If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please provide us with the disclosures you intend to include in future filings. Refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief